BRANDON J. CAGE

Vice President and Managing Counsel

Writer’s Direct Number: (205) 268-1889

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

E-mail: brandon.cage@protective.com

November 22, 2023

Via EDGAR and E-mail

Ms. Rebecca Ament Marquigny

Senior Counsel

Disclosure Review Office 2

SEC Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Protective Life and Annuity Insurance Company

Variable Annuity Account A of Protective Life

Post-Effective Amendment No. 10 to the Registration Statement on Form N-4

File No. 333-201920 & 811-08537

Ms. Marquigny:

On behalf of Protective Life and Annuity Insurance Company (the “Company”) and on behalf of Variable Annuity Account A of Protective Life (the “Registrant”), we have filed this letter as correspondence via EDGAR to the above referenced Post-Effective Amendment No. 10 to the Form N-4 Registration Statement (the “Amendment”) for certain flexible premium deferred variable and fixed annuity contracts (the “Contracts”). This letter provides the Company’s responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on November 20, 2023, regarding Post-Effective Amendment No. 10 which was filed with the Commission on October 2, 2023.

For the Staff’s convenience, each Staff comment is set forth in full below, followed by the Company’s response.

GENERAL COMMENTS

1.	Staff Comment: Please confirm the old contracts have reserved the right to discontinue offering optional benefits under the RightTime option.

Response: We hereby confirm that the old contracts reserved the right to discontinue offering optional benefits under the RightTime option.

2801 US-280 • Birmingham, AL 35223  |  (205) 268-1000  |  protective.com

Ms. Marquigny

November 22, 2023

2.	Staff Comment: Please confirm the Registrant will deliver the Initial Summary Prospectus or the full Statutory Prospectus to all the impacted contract owners along with the exchange offer supplements.

Response: We hereby confirm that the Initial Summary Prospectus along with the exchange offer supplement will be sent to impacted contract owners.

3.	Staff Comment: Please confirm the Registrant intends to waive the surrender charges on all new purchase payments that an exchanging contract owner makes throughout the life of the newly entered contract and not just on the amount exchanged.

Response: We hereby confirm that surrender charges are waived on the amount exchanged from the existing contract and for any new purchase payments made under the new contract.

4.	Staff Comment: If the Registrant intends to send a personalized letter with the exchange offer, please provide a “form of” version of that correspondence with the response.

Response: We will not be including a personalized letter to impacted contract owners.

SUPPLEMENTS

Exchange Offer Terms and Conditions

5.	Staff Comment: Fifth bullet point. Please consider describing what the relative net asset value is.

Response: We modified that bullet as follows:

“The amount transferred from the Existing Contract to the New Contract will be at relative net asset value (the amount calculated for exchange under the Existing Contract will be the amount transferred into the New Contract).”

6.	Staff Comment: Seventh bullet point. Consider restating this bullet point for clarity, e.g. that the old contract death benefit terminates and is replaced by either one of the death benefits elected.

Response: We modified the bullet as follows:

“If you elect the optional Maximum Anniversary Value Death Benefit or optional Maximum Quarterly Value Death Benefit on the New Contract, both available for an additional charge, the death benefit for the New Contract will be determined under the option you elected. The death benefit under the Existing Contract will terminate and will not be included in any death benefit calculation under the New Contract.”

Ms. Marquigny

November 22, 2023

Comparison Table

7.	Staff Comment: Please state the values to which the various percentages refer.

Response: We made the requested modification.

8.	Staff Comment: If possible, please consider keeping all the footnotes and the charts that reference those footnotes on the same page.

Response: We will take that into consideration.

* * * * *

We believe that the foregoing responds to all Commission Staff comments. We respectfully request that the Staff review these materials as soon as possible.

If you have any questions regarding this letter, please contact me at 205-268-1889. We greatly appreciate the Staff's efforts in assisting the Company with this filing.

Sincerely,

/s/ Brandon J. Cage

Brandon J. Cage
Vice President and Managing Counsel

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